04049800

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E. 10/31/04

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2004
Commission File Number 0-99

PETROLEOS MEXICANOS
(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM
(Translation of registrant's name into English)

United Mexican States
(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329
Colonia Huasteca
Mexico, D.F. 11311
Mexico
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes__ No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes X No__

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__ No X

The following represents an English translation of the financial information presented to the Mexican Stock Exchange by Petróleos Mexicanos for the nine months ended September 30, 2004.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

AT SEPTEMBER 30, 2004 AND 2003

(Thousands of Pesos)

CONSOLIDATED

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**960,272,910**	**100**	**856,703,066**	**100**
2	**CURRENT ASSETS**	**243,310,910**	**25**	**154,492,978**	**18**
3	CASH AND SHORT-TERM INVESTMENTS	125,835,371	13	60,195,162	7
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	42,204,223	4	35,877,425	4
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	39,068,330	4	31,840,047	4
6	INVENTORIES	36,202,986	4	26,580,344	3
7	OTHER CURRENT ASSETS	0	0	0	0
8	**LONG - TERM**	**25,602,270**	**3**	**10,466,533**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,546,403	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	22,494,575	2	9,002,995	1
11	OTHER INVESTMENTS	1,561,292	0	1,463,538	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**563,522,501**	**59**	**560,147,740**	**65**
13	PROPERTY	302,939,798	32	309,099,908	36
14	MACHINERY AND INDUSTRIAL	607,370,742	63	564,058,569	66
15	OTHER EQUIPMENT	38,887,962	4	34,440,432	4
16	ACCUMULATED DEPRECIATION	498,893,268	52	470,745,677	55
17	CONSTRUCTION IN PROCESS	113,217,267	12	123,294,508	14
18	**DEFERRED ASSETS (NET)**	**4,621,281**	**0**	**7,758,362**	**1**
19	**OTHER ASSETS**	**123,215,948**	**13**	**123,837,453**	**14**
20	**TOTAL LIABILITIES**	**936,588,967**	**100**	**761,516,046**	**100**
21	**CURRENT LIABILITIES**	**148,803,920**	**16**	**113,591,283**	**15**
22	SUPPLIERS	23,962,928	3	22,243,856	3
23	BANK LOANS	38,331,711	4	40,612,721	5
24	STOCK MARKET LOANS	22,177,583	2	9,821,017	1
25	TAXES TO BE PAID	50,313,906	5	30,719,372	4
26	OTHER CURRENT LIABILITIES	14,017,792	1	10,194,317	1
27	**LONG - TERM LIABILITIES**	**424,757,233**	**45**	**339,061,354**	**45**
28	BANK LOANS	161,523,966	17	165,391,270	22
29	STOCK MARKET LOANS	263,233,267	28	173,670,084	23
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**2,614,968**	**0**	**1,652,946**	**0**
32	**OTHER LIABILITIES**	**360,412,846**	**38**	**307,210,463**	**40**
33	**CONSOLIDATED EQUITY**	**23,683,943**	**100**	**95,187,020**	**100**
34	**MINORITY PARTICIPATION**				
35	**MAJORITARY CONSOLIDATED EQUITY**	**23,683,943**	**100**	**95,187,020**	**100**
36	**CONTRIBUTED EQUITY**	**85,326,521**	**360**	**85,326,521**	**90**
37	PAID-IN CAPITAL STOCK (NOMINAL)	85,326,521	360	85,326,521	90
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	0	0	0	0
39	PREMIUM ON SALES OF SHARES	0	0	0	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**-61,642,578**	**-260**	**9,860,499**	**10**
42	RETAINED EARNINGS AND CAPITAL RESERVE	-181,371,003	-766	-107,797,953	-113
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY	134,306,042	567	134,305,828	141
45	**NET INCOME FOR THE YEAR**	**-14,577,617**	**-62**	**-16,647,376**	**(17)**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT- TERM INVESTMENTS**	**125,835,371**	**100**	**60,195,162**	**100**
46	CASH	41,257,091	33	34,865,046	58
47	SHORT-TERM INVESTMENTS	84,578,280	67	25,330,116	42
18	**DEFERRED ASSETS (NET)**	**4,621,281**	**100**	**7,758,362**	**100**
48	AMORTIZED OR REDEEMED EXPENSES	0	0	0	0
49	GOODWILL	0	0	0	0
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	4,621,281	100	7,758,362	100
21	**CURRENT LIABILITIES**	**148,803,920**	**100**	**113,591,283**	**100**
52	FOREIGN CURRENCY LIABILITIES	52,039,796	35	45,696,366	40
53	MEXICAN PESOS LIABILITIES	96,764,124	65	67,894,917	60
24	**STOCK MARKET LOANS**	**22,177,583**	**100**	**9,821,017**	**100**
54	COMMERCIAL PAPER	0	0	0	0
55	CURRENT MATURITIES OF MEDIUM TERM NOTES	0	0	0	0
56	CURRENT MATURITIES OF BONDS	22,177,583	100	9,821,017	100
26	**OTHER CURRENT LIABILITIES**	**14,017,792**	**100**	**10,194,317**	**100**
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	14,017,792	100	10,194,317	100
27	**LONG - TERM LIABILITIES**	**424,757,233**	**100**	**339,061,354**	**100**
59	FOREIGN CURRENCY LIABILITIES	377,529,678	89	331,450,080	98
60	MEXICAN PESOS LIABILITIES	47,227,555	11	7,611,274	2
29	**LONG TERM STOCK MARKET LOANS**	**263,233,267**	**100**	**173,670,084**	**100**
61	BONDS	263,233,267	100	173,670,084	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	**100**
63	OTHER LOANS WITH COST	0	0	0	0
64	OTHER LOANS WITHOUT COST	0	0	0	0
31	**DEFERRED LOANS**	**2,614,968**	**100**	**1,652,946**	**100**
65	NEGATIVE GOODWILL	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REFS	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
66	DEFERRED TAXES	0	0	0	0
67	OTHERS	2,614,968	100	1,652,946	100
32	**OTHER LIABILITIES**	**360,412,846**	**100**	**307,210,463**	**100**
68	RESERVES	341,599,795	95	302,167,628	98
69	OTHERS LIABILITIES	18,813,051	5	5,042,835	2
44	**EXCESS (SHORTFALL) IN RESTATEMENTS OF STOCK HOLDERS' EQUITY**	**134,306,042**	**100**	**134,305,828**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY POSITION	134,306,042	100	134,305,828	100
71	INCOME FROM NON-MONETARY POSITION ASSETS	0	0	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED FINANCIAL POSITION

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
72	WORKING CAPITAL	94,506,990	40,901,695
73	PREMIUMS	0	0
74	EXECUTIVES (*)	0	0
75	EMPLOYERS (*)	0	0
76	WORKERS (*)	0	0
77	CIRCULATION SHARES (*)	0	0
78	REPURCHASED SHARES (*)	0	0
		0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

FROM JANUARY 01 TO SEPTEMBER 30, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**554,603,042**	**100**	**480,610,112**	**100**
2	COST OF SALES	185,303,296	33	149,460,533	31
3	**GROSS INCOME**	**369,299,746**	**67**	**331,149,579**	**69**
4	OPERATING EXPENSES	40,594,118	7	38,546,600	8
5	**OPERATING INCOME**	**328,705,628**	**59**	**292,602,979**	**61**
6	TOTAL FINANCING COST	8,638,850	2	20,402,307	4
7	**INCOME AFTER FINANCING COST**	**320,066,778**	**58**	**272,200,672**	**57**
8	OTHER FINANCIAL OPERATIONS	-5,023,791	-1	-3,929,394	(1)
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**325,090,569**	**59**	**276,130,066**	**57**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	339,668,186	61	292,777,442	61
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**-14,577,617**	**-3**	**-16,647,376**	**-3**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**-14,577,617**	**-3**	**-16,647,376**	**-3**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**-14,577,617**	**-3**	**-16,647,376**	**-3**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**-14,577,617**	**-3**	**-16,647,376**	**-3**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**-14,577,617**	**-3**	**-16,647,376**	**-3**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JANUARY 01 TO SEPTEMBER 30, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**554,603,042**	**100**	**480,610,112**	**100**
21	DOMESTIC	322,871,672	58	297,920,910	62
22	FOREIGN	231,731,370	42	182,689,202	38
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**8,638,850**	**100**	**20,402,307**	**100**
24	INTEREST PAID	20,605,347	239	15,182,486	74
25	EXCHANGE LOSSES	8,277,622	96	18,394,022	90
26	INTEREST EARNED	8,298,298	96	5,022,827	25
27	EXCHANGE PROFITS	0	0	0	0
28	GAIN DUE TO MONETARY POSITION	-11,945,821	-138	-8,151,374	-40
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**-5,023,791**	**100**	**-3,929,394**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-5,023,791	-100	-3,929,394	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**339,668,186**	**100**	**292,777,442**	**100**
32	INCOME TAX	339,668,186	100	292,777,442	100
33	DEFERRED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERRED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

OTHER CONCEPTS

(Thousands of Pesos)

Final printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	699,421,584	649,009,040
37	NET INCOME OF THE YEAR	-38,574,604	-30,699,680
38	NET SALES (**)	699,421,584	649,009,040
39	OPERATION INCOME (**)	403,669,407	383,501,553
40	NET INCOME OF MAJORITY INTEREST (**)	-38,574,604	-30,699,680
41	NET CONSOLIDATED INCOME (**)	-38,574,604	-30,699,680

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

QUARTERLY CONSOLIDATED INCOME STATEMENT

FROM JULY 1 TO SEPTEMBER 30, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**197,151,471**	**100**	**142,568,238**	**100**
2	COST OF SALES	77,306,424	39	38,010,151	27
3	**GROSS INCOME**	**119,845,047**	**61**	**104,558,087**	**73**
4	OPERATING EXPENSES	14,151,040	7	12,583,826	9
5	**OPERATING INCOME**	**105,694,007**	**54**	**91,974,261**	**65**
6	TOTAL FINANCING COST	-9,518,254	-5	14,275,586	10
7	**INCOME AFTER FINANCING COST**	**115,212,261**	**58**	**77,698,675**	**54**
8	OTHER FINANCIAL OPERATIONS	-12,838,814	-7	-940,362	-1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**128,051,075**	**65**	**78,639,037**	**55**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	122,429,745	62	90,944,598	64
11	**NET INCOME AFTER TAXES AND WORKERS' PROFIT SHARING**	**5,621,330**	**3**	**-12,305,561**	**-9**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	0	0
13	**CONSOLIDATED NET INCOME OF CONTINUOUS OPERATIONS**	**5,621,330**	**3**	**-12,305,561**	**-9**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**5,621,330**	**3**	**-12,305,561**	**-9**
16	EXTRAORDINARY ITEMS NET EXPENSES (INCOME)	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**5,621,330**	**3**	**-12,305,561**	**-9**
19	NET INCOME OF MINORITY INTEREST				
20	**NET INCOME OF MAJORITY INTEREST**	**5,621,330**	**3**	**-12,305,561**	**-9**

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED INCOME STATEMENT

BREAKDOWN OF MAIN CONCEPTS

FROM JULY 01 TO SEPTEMBER 30, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF RT	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**197,151,471**	**100**	**142,568,238**	**100**
21	DOMESTIC	111,097,102	56	91,711,506	64
22	FOREIGN	86,054,369	44	50,856,732	36
23	TRANSLATED INTO DOLLARS (***)	0	0	0	0
6	**TOTAL FINANCING COST**	**-9,518,254**	**100**	**14,275,586**	**100**
24	INTEREST PAID	4,374,266	46	4,867,339	34
25	EXCHANGE LOSSES	0	0	14,004,305	98
26	INTEREST EARNED	1,673,099	18	1,100,078	8
27	EXCHANGE PROFITS	5,294,357	56	0	0
28	GAIN DUE TO MONETARY POSITION	-6,925,064	-73	-3,495,980	-24
42	LOST IN UDI'S UPGRADE	0	0	0	0
43	GAIN IN UDI'S UPGRADE	0	0	0	0
8	**OTHER FINANCIAL OPERATIONS**	**-12,838,814**	**100**	**-940,362**	**100**
29	OTHER NET EXPENSES (INCOME) NET	-12,838,814	-100	-940,362	-100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**122,429,745**	**100**	**90,944,598**	**100**
32	INCOME TAX	122,429,745	100	90,944,598	100
33	DEFERED INCOME TAX	0	0	0	0
34	WORKERS' PROFIT SHARING	0	0	0	0
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) DATA IN THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

FROM JANUARY 01 TO SEPTEMBER 30, 2004 AND 2003

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
1	**CONSOLIDATED NET INCOME**	**-14,577,617**	**-16,647,376**
2	+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH	53,406,464	85,878,719
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**38,828,847**	**69,231,343**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	-6,338,223	-16,511,291
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**32,490,624**	**52,720,052**
6	CASH FLOW FROM EXTERNAL FINANCING	64,615,082	35,081,980
7	CASH FLOW FROM INTERNAL FINANCING	-10,346,087	-10,308,913
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**54,268,995**	**24,773,067**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**-36,662,331**	**-64,413,193**
10	NET INCREASE (DECREASE) IN CASH AND SHORT-TERM INVESTMENTS	50,097,288	13,079,926
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	75,738,083	47,115,236
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	125,835,371	60,195,162

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+(-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**53,406,464**	**85,878,719**
13	DEPRECIATION AND AMORTIZATION FOR THE YEAR	31,262,999	31,319,147
14	+(-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	31,735,601	29,445,129
15	+(-) NET LOSS (PROFIT) IN MONEY EXCHANGE	3,919,306	22,944,731
16	+(-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	-13,511,442	-4,615,359
17	+(-) OTHER ITEMS	0	6,785,071
40	+(-) OTHER ITEMS NOT RELATED TO EBITDA	0	0
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**-6,338,223**	**-16,511,291**
18	+(-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE	-8,760,329	-8,257,805
19	+(-) DECREASE (INCREASE) IN INVENTORIES	-7,825,469	-346,263
20	+(-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	-13,785,483	-1,998,353
21	+(-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT	-10,676,747	-9,187,410
22	+(-) INCREASE (DECREASE) IN OTHER LIABILITIES	34,709,805	3,278,540
6	**CASH FLOW FROM EXTERNAL FINANCING**	**64,615,082**	**35,081,980**
23	+ SHORT-TERM BANK AND STOCK MARKET FINANCING	5,705,405	7,190,867
24	+ LONG-TERM BANK AND STOCK MARKET FINANCING	85,169,897	71,016,583
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	15,475,976	0
27	(-) BANK FINANCING AMORTIZATION	-33,672,089	-29,576,956
28	(-) STOCK MARKET AMORTIZATION	-3,948,594	0
29	(-) OTHER FINANCING AMORTIZATION	-4,115,513	-13,548,514
7	**CASH FLOW FROM INTERNAL FINANCING**	**-10,346,087**	**-10,308,913**
30	+(-) INCREASE (DECREASE) IN CAPITAL STOCKS	0	0
31	(-) DIVIDENS PAID	-10,346,087	-10,308,913
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL INCREASES	0	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

BREAKDOWN OF MAIN CONCEPTS

(Thousands of Pesos)

Final printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR	QUARTER OF PREVIOUS FINANCIAL YEAR
		Amount	Amount
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**-36,662,331**	**-64,413,193**
34	+(-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	-37,090,771	-64,970,305
36	(-) INCREASE IN CONSTRUCTIONS IN PROCESS	0	0
37	+ SALE OF OTHER PERMANENT INVESTMENTS	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+(-) OTHER ITEMS	428,440	557,112

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

RATIOS

Final printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
	YIELD				
1	NET INCOME TO NET SALES	-2.63	%	-3.46	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	-162.87	%	-32.25	%
3	NET INCOME TO TOTAL ASSETS (**)	-4.02	%	-3.58	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	-24.56	%	-41.09	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	-81.95	%	-48.96	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.73	times	0.76	times
7	NET SALES TO FIXED ASSETS (**)	1.24	times	1.16	times
8	INVENTORIES ROTATION (**)	9.06	times	6.40	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	18	days	18	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	2.20	%	1.99	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	97.53	%	88.89	%
12	TOTAL LIABILITIES TO CONSOLIDATED EQUITY	39.55	times	8.00	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	45.87	%	49.53	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	75.38	%	60.53	%
15	OPERATING INCOME TO INTEREST PAID	15.95	times	19.27	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.75	times	0.85	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.64	times	1.36	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	1.39	times	1.13	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	0.26	times	0.20	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	84.56	%	52.99	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	7.00	%	14.40	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	-1.14	%	-3.44	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	1.58	times	3.47	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	119.06	%	141.61	%
25	INTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	-19.06	%	-41.61	%
26	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	101.17	%	100.86	%

(**) THESE RATIOS ARE FOR THE DATA TAKE INTO CONSIDERATION FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

MEXICAN STOCK EXCHANGE

PETROLEOS MEXICANOS

DATA PER SHARE

CONSOLIDATED FINANCIAL POSITION

Final printing

NOT APPLICABLE

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	BASIC PROFIT PER ORDINARY SHARE (**)	$0.00	$
2	BASIC PROFIT PER PREFERENT SHARE (**)	$0.00	$
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$0.00	$
4	CONTINUOUS OPERATING PROFIT PER COMMON SHARE (**)	$0.00	$
5	EFFECT OF DISCONTINUOUS OPERATING ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$0.00	$
8	CARRYNG VALUE PER SHARE	$0.00	$0.00
9	CASH DIVIDEND ACUMULATED PER SHARE	$0.00	$
10	DIVIDEND IN SHARES PER SHARE	shares	shares
11	MARKET PRICE TO CARRYING VALUE	times	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	times	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	times	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

DIRECTOR REPORT

ANNEX 1

CONSOLIDATED

Final printing

MANAGEMENT DISCUSSION AND ANALYSIS ON THE RESULTS OF OPERATIONS AND FINANCIAL SITUATION OF THE ENTITY

PEMEX, Mexico's oil and gas company and the world's eight largest integrated oil and gas company[1], announced its unaudited consolidated financial results for the nine months ending September 30, 2004.

- Total sales increased 15%, compared to the first nine months of 2003, reaching Ps. 554.6 billion (US$48.7 billion)[2]
- Crude oil exports averaged 1,838 thousand barrels per day (Mbd), up 1% from the first nine months of 2003
- Income before taxes and duties increased 18% from the first nine months of 2003, to Ps. 325.1 billion (US$28.5 billion)
- Net loss for the first nine months of 2004 decreased Ps. 2.1 billion from the comparable period of 2003, resulting in a net loss of Ps. 14.6 billion (US$1.3 billion)

Total liquid hydrocarbons production during the first nine months of 2004 totaled 3,839 Mbd, 2% greater than the production achieved during the first nine months of 2003:

- Crude oil production increased 1%, to 3,395 Mbd
- Natural gas production rose 2% to 4,568 million cubic feet per day (MMcfd)
- Natural gas liquids production increased 7% to 444 Mbd
- During the first nine months of 2004, gas flaring represented 3.5% of total natural gas production

Operating items

Exploration and production

During the first nine months of 2004, crude oil and natural gas production totaled 3,395 Mbd and 4,568 MMcfd, respectively. Heavy crude oil represented 73% of total crude oil production for the period, and non-associated natural gas was 34% of total natural gas production.

During the first nine months of 2004, gas flaring represented 3.5% of total natural gas production, compared to 5.5% in the same period of 2003.

[1] *Petroleum Intelligence Weekly* Ranking 2003.
[2] Amounts in US dollars are translated at the September 30, 2004 exchange rate of Ps. 11.3884 per US dollar.

During the first nine months of 2004, exploration drilling activity rose 25% compared to the same period of 2003: to 74 exploratory wells from 59. Development drilling activity rose 31%: to 453 development wells from 347 (see figure 1).

During the third quarter of 2004 drilling began on the Nap 1 offshore exploration well, in the Gulf of Mexico. Located in 700 meters (2,300 feet) of water, this is PEMEX's deepest offshore well.

During the third quarter of 2004, the Akal – L processing center, began operations in the Cantarell field. This state of the art complex integrates the process of separating crude oil and natural gas in one facility and provides greater operating flexibility for the handling and distribution of hydrocarbons which, among other things, facilitates maintenance of other complexes in Cantarell without affecting production volumes.

Bidding terms were announced on July 29 and August 17, 2004 for the execution of works and services for four new blocks in the Burgos Basin: Pandura – Anáhuac, Ricos, Pirineo and Monclova.

These four blocks have generated significant interest, based on the sale of bidding packages. The participation of 100% Mexican-owned companies in this process is noteworthy.

The contract for the Pandura – Anáhuac block will be assigned on November 9, 2004.

The proposals for the Ricos, Pirineo and Monclova contracts will be received in January 2005. According to the terms of the program, works for these four blocks will begin in 2005.

Gas and basic petrochemicals

Given the greater supply of natural gas and condensates for processing, the production of dry gas from plants averaged 3,127 MMcfd in the first nine months of 2004. This represents an increase of 4% compared to the average registered in the first nine months of 2003. The production of gas liquids including condensates was 444 Mbd, 7% higher than the first nine months of 2003.

In the third quarter of 2004, PEMEX signed a contract for the construction of a third modular cryogenic plant in the Burgos Gas Processing Center (GPC) in Tamaulipas, in northern Mexico This plant is in addition to the two modular cryogenic plants that started operations in March and May of 2004.

With a processing capacity of 200 MMcfd of sweet wet gas and 6 Mbd of condensates, this plant will increase recovery of liquid hydrocarbons associated with the sweet wet gas produced in the Burgos Basin.

In 2005, PEMEX expects to sign a contract for the construction of a fourth modular cryogenic plant in the GPC Burgos, with the same capacity as the third plant.

Additionally, PEMEX is currently carrying out the studies and procedures necessary for the construction of a 30 Mbd pipeline that will transport liquefied petroleum gas (LPG) from the GPC Burgos to Monterrey, in northern Mexico.

Refining

During the first nine months of 2004, processing of heavy crude oil increased to 41% of the total crude oil processed, compared to 35% in the same period of 2003. This reflects the improved processing capabilities of the Madero, Cadereyta, Tula and Salamanca refineries. Diesel and gasoline production increased 8% and 4%, respectively, while fuel oil production declined 10%.

PEMEX's refining margin increased 42%, to US$3.92 per barrel in the first nine months of 2004, from US$2.76 per barrel in the prior year period.

The project for the reconfiguration of the Minatitlán refinery was divided into six engineering, procurement and construction (EPC's) packages.

The first package (EPC-1) was awarded at the end of 2003, beginning the reconfiguration project. The EPC-1 includes the construction of an access road, bridges and the platforms for the plants.

During the third quarter of 2004 two EPC packages were assigned, the EPC-2 which includes:

- A utilities plant
- A sour water treatment plant
- Integration works, caustic waste and effluents treatment

and the EPC -3, which includes the construction of:

- An atmospheric and vacuum distillation plant
- An intermediate distillates hydro-treatment plant
- A fluid catalytic cracker

The number of franchised gas stations rose 13% to 6,755 as of September 30, 2004, from 5,982 as of September 30, 2003.

Petrochemicals

During the first nine months of 2004, total petrochemicals production increased 3%, to 7,914 thousand tons (Mt), from 7,655 Mt in the comparable period of 2003. In particular, the production of ethylene increased 3%.

On September 15, 2004, the Secretary of Energy was authorized to carry out the merger of the following subsidiary companies of PEMEX Petroquímica:

- Petroquímica Camargo, S.A. de C.V.
- Petroquímica La Cangrejera, S.A. de C.V.
- Petroquímica Cosoleacaque, S.A. de C.V.
- Petroquímica Escolín, S.A. de C.V.
- Petroquímica Morelos, S.A. de C.V.
- Petroquímica Pajaritos, S.A. de C.V.
- Petroquímica Tula, S.A. de C.V.

This merger is expected to be completed during 2005.

On October 21, 2004, PEMEX announced the names of its partners for the execution of the Fénix Project:

- Indelpro, S.A. de C.V. (affiliate of Alfa)
- Grupo Idesa, S.A. de C.V.
- Nova Chemicals Corporation

The Fénix Project requires budgetary approvals and, therefore, it is still under discussion.

International trade[3]

In the first nine months of 2004, PEMEX's crude oil exports averaged 1,838 Mbd, 1% higher than the volume registered in the first nine months of 2003. Approximately 87% of the total crude oil exports were heavy crude oil (Maya) and the rest was light and extra-light crude oil (Isthmus and Olmeca).

[3] Source: PMI.

78% of the total crude oil exports were to the United States, while the remaining 22% went to Europe (10%), the Far East (2%), and to the rest of America (10%).

During the first nine months of 2004, the weighted average export price of the Mexican crude oil basket was US$30.22 per barrel, compared to US$26.41 per barrel in the comparable period of 2003.

Exports of refined products in the first nine months of 2004 totaled 157 Mbd, 7% less than in the comparable period of 2003. Exports of refined products consisted mainly of naphtha, long residue, diesel and jet fuel. Exports of petrochemicals increased 19%, to 693 Mt.

Imports of refined products declined slightly to 283 Mbd in the first nine months of 2004 from 284 Mbd in the first nine months of 2003. Imports of petrochemicals decreased 55% to 207 Mt.

Natural gas imports increased 2% to 754 MMcfd, compared to 739 MMcfd in the first nine months of 2003.

Financial results for the nine months ended September 30, 2004

Total sales

Total sales (including the special tax on production and services, IEPS) increased 15% in constant pesos to Ps. 554.6 billion (US$48.7 billion) for the first nine months of 2004, compared to Ps. 480.6 billion in the comparable period of 2003.

Total domestic sales (including IEPS) increased 8% to Ps. 322.9 billion (US$28.4 billion) during the first nine months of 2004, from Ps. 297.9 billion in the first nine months of 2003:

- Sales of refined products[4], net of IEPS, grew 22% to Ps. 214.4 billion (US$18.8 billion) from Ps. 176 billion. Refined products sales volume increased 1% to 1,706 Mbd, from 1,685 Mbd. The IEPS generated by these sales decreased 36% to Ps. 46.2 billion (US$4.1 billion) from Ps. 72.2 billion
- Natural gas sales rose 20% to Ps. 50.3 billion (US$4.4 billion) from Ps. 42 billion. Natural gas sales volume increased 6% to 2,757 MMcfd from 2,592 MMcfd. The average sales price of natural gas during the first nine months of 2004 was US$5.67 per million of British Thermal Unit
- Petrochemical sales[5] increased 56% to Ps. 12 billion (US$1.1 billion) from Ps. 7.7 billion. Petrochemicals sales volume grew 13% to 2,610 Mt from 2,308 Mt

---

[4] Mainly Magna Gasoline, Premium Gasoline, Pemex Diesel, industrial diesel, special marine diesel, heavy fuel oil, jet fuel, asphalts and liquefied petroleum gas.

[5] Mainly raw material for black of smoke, hexane, solvent, vinyl chloride, styrene, ethylene oxide, propylene, toluene, xylene, polyethylene, acrylonitrile, ammonia and monoethyleneglicol.

Export sales totaled Ps. 231.7 billion (US$20.3 billion), 27% higher than the export sales registered in the first nine months of 2003 of Ps. 182.7 billion:

- Crude oil and condensates export sales increased 27% to Ps. 209.8 billion (US$18.4 billion) from Ps. 165.6 billion. Crude oil exports volume rose 1% to 1,838 Mbd from 1,828 Mbd
- Refined products export sales[6] rose 25% to Ps. 20 billion (US$1.8 billion) from Ps. 16 billion. Refined products exports volume fell 7% to 157 Mbd from 169 Mbd
    - Petrochemical products export sales[7] increased 73% f to Ps. 1.9 billion (US$0.1 billion) from Ps. 1.1 billion. The volume of petrochemical products exports grew 19% to 693 Mt from 581 Mt

Costs and operating expenses

Costs and operating expenses increased 20% with respect to the first nine months of 2003, reaching Ps. 225.9 billion (US$19.8 billion).

Cost of sales increased 24%, or Ps. 35.8 billion (US$3.2 billion), to Ps. 185.3 billion (US$16.3 billion). The increase is composed of the following changes:

- Ps. 24.6 billion (US$2.1 billion) increase in operational maintenance
- Ps. 11 billion (US$1 billion) increase in the cost of the subsidiary companies' operations (mainly PMI) with third parties
- Ps. 5.7 billion (US$0.5 billion) increase in processing expenses and purchases of imported products
- Ps. 1.9 billion (US$0.2 billion) increase in the cost of the reserve for retirement payments, pensions and indemnities
- Ps. 1.2 billion (US$0.1 billion) increase in operating expenses
- Ps. 0.1 billion (US$0.01 billion) increase in depreciation and amortization expenses
- An offsetting favorable effect of Ps. 7.2 billion (US$0.6 billion) resulting from variation in inventories
- An offsetting favorable effect of Ps. 1.5 billion (US$0.1 billion) due to the elimination of the specific oil-field exploration and depletion reserve, as a consequence of the implementation of the successful efforts method for the accounting of costs incurred in exploration, acquisition and development of oil and gas reserves

Transportation and distribution expenses increased 9% to Ps. 13.2 billion (US$1.2 billion) in the first nine months of 2004, from Ps. 12.2 billion in the first nine months of 2003.

Administrative expenses increased 4% to Ps. 27.4 billion (US$2.4 billion) in the first nine months of 2004, from Ps. 26.4 billion in the first nine months of 2003.

The cost of the reserve for retirement payments, pensions and indemnities increased 8% to Ps. 31.7 billion (US$2.8 billion) in the first nine months of 2004 from Ps. 29.4 billion in the comparable period of 2003. This cost is distributed among cost of sales, transportation and distribution expenses and administrative expenses.

Operating income

Operating income in the first nine months of 2004 totaled Ps. 328.7 billion (US$28.9 billion), 12% higher than the comparable figure for the first nine months of 2003 of Ps. 292.6 billion.

Comprehensive financing cost

---

[6] Mainly naphtas, long residue, asphalts, diesel, fuel oil and jet fuel.
[7] Mainly ammonia, ethylene, styrene, acrylonitrile, acetaldehyde, polyethylene, butadiene, vinyl chloride, toluene, benzene y monoethyleneglicol.

The comprehensive financing cost decreased 58% to Ps. 8.6 billion (US$0.8 billion) in the first nine months of 2004 compared to Ps. 20.4 billion in the same period of 2003.

Net interest expense increased 21% to Ps. 12.3 billion (US$1.1 billion) in the first nine months of 2004, from Ps. 10.2 billion in the comparable period of 2003.

Interest expense increased Ps. 5.4 billion, while interest income increased Ps. 3.3 billion. The increase in net interest was primarily due to the Ps. 30.1 billion (US$2.6 billion) increase in the net debt.

The foreign exchange loss totaled Ps. 8.3 billion (US$0.7 billion) in the first nine months of 2004 as compared to a foreign exchange loss of Ps. 18.4 billion in the first nine months of 2003. This 55% decrease was primarily a consequence of a lower depreciation of the Mexican peso against the dollar.

The depreciation of the Mexican peso against the US dollar from December 31, 2002 to September 30, 2003 was 6.8%, while from December 31, 2002 to September 30, 2004 it was 1.4%.

The monetary gain for the first nine months of 2004 was Ps. 11.9 billion (US$1 billion), representing a 47% increase over the monetary gain during the first nine months of 2003 of Ps. 8.2 billion.

Other revenues

During the first nine months of 2004, other net revenues increased 28% to Ps. 5 billion (US$0.4 billion). The corresponding figure for the first nine months of 2003 was of Ps. 3.9 billion.

The Ps. 1.1 billion (US$0.1 billion) increase was mainly due to higher net income from the Deer Park refinery in which PEMEX has participation, and to the revaluation of the investment in shares of Repsol YPF, S.A. shares.

In the estimation of the impairment of PEMEX Refinación's fixed assets in the first semester of 2003 –due to the application of the Accounting Bulletin C-15 "Impairment of fixed assets and their disposal" – the cost of handling products was completely assigned to distribution and commercialization, ignoring that the refineries carry out part of that function by their own means. Inclusively, the refineries' expenses, already considered the operation of the infrastructure for handling products

As a consequence, the recognition of the impairment of PEMEX Refinación fixed assets in other expenses for the first semester of 2004 was reverted for the first nine months of 2004.

Income before taxes and duties

Income before taxes and duties during the first nine months of 2004 was Ps. 325.1 billion (US$28.5 billion), 18% higher than the Ps. 276.1 billion observed in the same period of 2003.

Taxes and duties

Petróleos Mexicanos and its subsidiary entities pay taxes and duties equivalent to 60.8% of total sales[8]. In addition, they pay a duty for exploration, gas, refining and petrochemicals infrastructure.

During the first nine months of 2004, taxes and duties (including IEPS) increased 16% to Ps. 339.7 billion (US$29.8 billion) from Ps. 292.8 billion during the same period of 2003.

[8] PEMEX's subsidiary companies that are located in México pay corporate income tax on the same basis as private sector companies in México.

The duty for exploration, gas, refining and petrochemicals infrastructure replaces the prior excess gains duty and is equal to 39.2% of the revenues from crude oil export sales in excess of a threshold crude oil price set by the Mexican Government. In 2004, the threshold price is US$20.00 per barrel, compared to US$18.35 per barrel in 2003.

The calculation of this duty is equal to that of the excess gains duty to which PEMEX was subject prior to 2004. PEMEX paid Ps. 22.5 billion (US$2 billion) in the first nine months of 2004, 63% above the Ps. 13.8 billion paid in the comparable period of 2003.

The Income Law (Ley de Ingresos de la Federación[9]) for the fiscal year 2004 establishes that: "the proceeds from this duty... will be allocated to the investment in infrastructure in exploration, gas, refining and petrochemicals that Petróleos Mexicanos and its subsidiary entities perform."

Reimbursement of the duty for exploration, gas, refining and petrochemicals infrastructure

On September 30, 2004, PEMEX received Ps. 12.5 billion from the Secretary of Finance for the reimbursement of the duty for exploration, gas, refining and petrochemicals infrastructure.

PEMEX expects to receive at least an additional Ps. 17 billion, approximately, for this concept prior to the end of 2004.

This payment was recorded as an account payable pending capitalization, in other short-term liabilities. If approved by PEMEX's Board of Directors, the balance of this account will capitalize PEMEX.

Net loss

In the first nine months of 2004, PEMEX recorded a net loss of Ps. 14.6 billion (US$1.3 billion), compared to a net loss of Ps. 16.6 billion in the first nine months of 2003. The Ps. 2 billion (US$0.2 billion) decrease in the net loss is explained by:

- An increase of Ps. 36.1 billion (US$3.2 billion) in operating income
- An favorable effect of Ps. 12.9 billion (US$1.1 billion) in the comprehensive financing cost due principally to the decrease in the foreign exchange loss and other net revenues
- The offsetting effect of a Ps. 46.9 billion (US$4.1 billion) increase in taxes and duties

EBITDA

EBITDA increased 22% to Ps. 378.8 billion (US$33.3 billion) in the first nine months of 2004 from Ps. 310.6 billion in the first nine months of 2003. EBITDA is reconciled to net loss as shown in the following table:

Total assets

As of September 30, 2004, total assets were Ps. 960.3 billion (US$84.3 billion), representing a 12%, or Ps. 103.6 billion (US$ 9.1 billion), increase with respect to total assets as of September 30, 2003.

- Cash and cash equivalents increased 109%, or Ps. 65.6 billion (US$5.8 billion)
- Accounts receivable increased 20%, or Ps. 13.6 billion (US$1.2 billion)
- Inventory valuation increased 36%, or Ps. 9.6 billion (US$0.8 billion), as a result of higher hydrocarbon's prices

[9] Section XI "Aprovechamiento para Obras de Infraestructura en Materia de Exploración, Gas, Refinación y Petroquímica", of Article 7, Chapter II "De las Obligaciones de Petróleos Mexicanos".

- Properties and equipment rose 1%, or Ps. 3.4 billion (US$0.3 billion), reflecting new investments
- Other assets increased 8%, or Ps. 11.4 billion (US$1 billion), mainly as a result of a revaluation of PEMEX's shareholdings in Repsol YPF, S.A., through RepCon Lux

Total liabilities

Total liabilities increased 23% to Ps. 936.6 billion (US$82.2 billion), with respect to September 30, 2003.

- Short-term liabilities increased 42% to Ps. 161.4 billion (US$14.2 billion), primarily as a result of the increase in taxes payable and the reimbursement of the duty for exploration, gas, refining and petrochemicals infrastructure, which is being recorded as a liability pending capitalization
- Long-term liabilities increased 20% to Ps. 775.2 billion (US$68.1 billion), due to the increase in long-term documented debt

Total debt is discussed at greater length under "Financing Activities".

The reserve for retirement payments, pensions and seniority premiums increased 9% to Ps. 325.9 billion (US$28.6 billion) from Ps. 299.4 billion as of September 30, 2003. The increase of Ps. 26.5 billion (US$2.3 billion) resulted from:

- Ps. 13.9 billion (US$1.2 billion) increase in the annual growth of covered employees, seniority, salaries, pensions and other post-retirement benefits
- Ps. 8.7 billion (US$0.8 billion) increase due to changes in actuarial assumptions
- Ps. 5.1 billion (US$0.4 billion) increase due to a decrease of one year in the funding period
- An offsetting favorable effect of Ps. 1.2 billion (US$0.1 billion) due to an increase in pension plan assets

Equity

As of September 30, 2004, PEMEX's equity declined 75%, or Ps. 71.5 billion (US$6.3 billion) to Ps 23.7 billion (US$2.1 billion) from Ps. 95.2 billion as of September 30, 2003.

The reduction is primarily explained by an increase in accumulated net losses of Ps. 50.3 billion (US$4.4 billion) that includes, among other items, the payment of the minimum guaranteed dividends to the Mexican Government of Ps. 10 billion in June 2004.

Financing activities

Financing requirements

As of October 15, 2004, US$7.7 billion have been raised:

- US$4.3 billion in foreign capital markets
- US$2.4 billion in the Mexican capital market
- US$0.6 billion from export credit agencies (ECA's)
- US$0.4 billion in bank loans

Approximately 64% has been raised in foreign capital markets and the rest in the Mexican market.

Depending on market conditions, PEMEX plans to start pre-funding its 2005 financing requirements by approximately US$1 billion. The 2004 financing program, excluding any pre-funding, totals between US$7 and US$8 billion. The pre-funding will be raised primarily through bank loans and ECA's.

In 2005, PEMEX plans to raise approximately US$8.5 billion. Around 56% will be raised in foreign capital markets and the rest in the Mexican market.

- US$2.0 billion in foreign capital markets
- US$3.0 billion in the Mexican capital market
- US$1.3 billion from export credit agencies (ECA's)
- US$2.2 billion in bank loans

In 2005, projected capital expenditures are US$11.2 billion, based on an exchange rate of Ps. 11.6 per dollar, and are expected to be allocated as follows:

- Exploration 13%
- Production 72%
- Refining 10%
- Gas and basic petrochemicals 3%
- Petrochemicals 1.7%
- Others 0.3%

Nearly 88% of 2005 projected capital expenditures, or US$9.9 billion, will be in the form of PIDIREGAS.

Capital markets

On June 30, 2004, Petróleos Mexicanos obtained a syndicated revolving credit facility that will be used to fund working capital needs. The facility is divided in two tranches:

- US$600 million maturing on December 31, 2007 with an interest rate of LIBOR plus 0.55%
- US$650 million maturing on June 30, 2009 with an interest rate of LIBOR plus 0.75%

This syndicated revolving credit facility replaced two bankers acceptance credit facilities totaling US$785 million, and a commercial paper program of US$445 million.

Petróleos Mexicanos and the Mexican Trust F/163 established a Ps.10 billion short term notes program, which will also be used to fund working capital needs. Under this program, either Petróleos Mexicanos or Trust F/163 may issue notes having maturities of less than 360 days.

The characteristics of note issuances under this program are found in annex Table A7.

During the first nine months of 2004, the Pemex Project Funding Master Trust, a Delaware trust controlled by, and whose debt is guaranteed by PEMEX, issued:

- On June 15, 2004, US$1.5 billion of its floating-rate notes due 2010
- On August 5, 2004, €850 million of its 6.375% notes due 2016
- On September 28, 2004, US$1,750 million of its 7.75% perpetual bond with an option to redeem in full since year five

During the third quarter of 2004, Trust F/163 reopened its peso bond issuances of October, 2003. Including the first issuance on October 24, 2003 and the reopenings of January and March, 2004, the aggregate amount of the peso bonds issued totals Ps. 32.7 billion, distributed as follows:

- Ps. 13 billion of floating rate instruments due 2007
- Ps. 13.5 billion of floating rate instruments due 2009
- Ps. 6.2 billion of 8.38% instruments due 2010

On January 26, 2004, RepCon Lux S.A., a financing vehicle formed in Luxembourg, issued US$1.37 billion of its 4.5% guaranteed exchangeable due 2011.

These bonds are guaranteed by PEMEX and are exchangeable into shares of Repsol YPF, S.A. or, at the option of the issuer, the cash equivalent thereof.

Total debt

As of September 30, 2004, total consolidated debt including accrued interest was Ps. 485.3 billion (US$42.6 billion). This figure represents an increase of 25%, or Ps.95.8 billion, as compared to the figure recorded on September 30, 2003. Total debt includes:

- Documented debt of Petróleos Mexicanos, the PEMEX Project Funding Master Trust, Trust F/163 and RepCon Lux, S.A.
- Notes payable to contractors
- Sale of future accounts receivable (representing PEMEX Finance debt of US$3.6 billion as of September 30, 2004)

Net debt, or the difference between debt and cash equivalents, increased Ps. 30.1 billion, to Ps. 359.4 billion (US$ 31.6 billion) as of September 30, 2004, from Ps. 329.3 billion as of September 30, 2003.

Total debt with a remaining maturity of less than twelve months was Ps. 60.5 billion (US$5.3 billion) as of September 30, 2004, including:

- Ps. 57.9 billion (US$5.1 billion) in documented debt
- Ps. 2.6 billion (US$0.2 billion) in notes payable to contractors

As of September 30, 2003, the corresponding amounts were Ps. 48.3 billion and Ps. 2.1 billion, respectively and total short-term debt was Ps. 50.4 billion.

Total long-term debt as of September 30, 2004 was Ps. 424.8 billion (US$37.3 billion). This figure includes:

- Ps. 376 billion (US$33 billion) in documented debt
- Ps. 11.9 billion (US$1 billion) in notes payable to contractors
- Ps. 36.9 billion (US$3.3 billion) in sale of future accounts receivable

As of September 30, 2003 these figures were Ps. 277.8 billion, Ps. 14.1 billion and Ps. 47.2 billion, respectively and total long-term debt was Ps. 339.1 billion.

The ratio of EBITDA to interest expense (excluding capitalized interest) was 18.4 as of September 30, 2004, compared to 20.5 as of the same date of 2003.

The ratio of EBITDA to net interest expense was 30.8 as of September 30, 2004, compared to 30.6 as of September 30, 2003.

PEMEX is planning to increase the duration of its outstanding debt in order to make it comparable to that of other oil and gas companies with similar credit ratings.

PEMEX's policy is to maintain a balance between fixed and floating rate liabilities, in order to mitigate the impact of fluctuations in interest rates. As of September 30, 2004, approximately 60% of PEMEX's debt exposure carried fixed interest rate and 40% was at floating rates.

As a consequence of issuance of peso-denominated securities, the US dollar debt exposure decreased nine percentage points from September 30, 2003 to the same date of 2004.

In September 2004, PEMEX arranged a short term hedging program in order to mitigate the impact of crude oil price volatility in its cash flows.

The program consists of the acquisition of options in order to hedge against potential price crude oil reductions for the rest of the year and applies to approximately 7% of its annual crude oil production.

Other relevant topics

On October 28, 2004, the Chamber of Deputies approved a new fiscal regime for PEMEX. Its effect is subject to the approval of the Chamber of Senators. Under this scheme, PEMEX's Exploration and Production fiscal contributions would be established in the "Ley General de Derechos" and the fiscal scheme of the rest of the Subsidiary Entities would continue to be established in the "Ley de Ingresos de la Federación".

The new fiscal scheme for PEMEX Exploration and Production considers the following duties:

- Duty for hydrocarbons extraction, paid over the value of the extracted production, which distinguishes crude oil from natural gas production and separates existing from new hydrocarbons. The existing crude oil would pay a rate from 35.1 to 74.8%, depending on the annual weighted average of the export price of the Mexican crude oil basket; the new crude oil would pay a 25% rate. The existing gas would pay a rate of 15%, while the new gas would pay a 10% rate. This duty would have exemptions of up to 30 barrels of crude oil per well and up to one million cubic feet of non-associated natural gas per well.
- Duty for hydrocarbons for the stabilization fund, paid over the value of the extracted production, which would be between 1% and 10%, depending on the average Mexican crude oil export price, only if it exceeds 22 dollars per barrel.
- Extraordinary duty for crude oil exports, paid over the value of exports, of 13.1% when the average of the export price of the Mexican crude oil basket exceeds the price estimated by the Congress
- Ordinary duty for hydrocarbons of 69% over the value of the extracted production minus the permitted deductions (part of the investments, some costs and expenses, and the other duties)

The Subsidiary Entities with industrial activities (Refining, Gas and Basic Petrochemicals and Petrochemicals) would be subject to the tax regime for oil returns under the terms defined in the "Ley de Ingresos de la Federación".

The new fiscal regime pretends to strengthen PEMEX's competitiveness and to contribute to improve its financial position.

Starting November 1st, 2004, Mr. Luis Ramírez Corzo substituted Mr. Raúl Muñoz Leos as General Director of Petróleos Mexicanos. Before this appointment, Mr. Ramírez Corzo was General Director of PEMEX Exploración y Producción.

PEMEX is Mexico's national oil and gas company. Created in 1938, it is the exclusive producer of Mexico's oil and gas resources. The operating subsidiary entities are PEMEX Exploración y Producción, PEMEX Refinación, PEMEX Gas y Petroquímica Básica and PEMEX Petroquímica. The principal subsidiary company is PMI, its international trading arm.

Amounts in US dollars are translated at the September 30, 2004 exchange rate of Ps. 11.3884 per US dollar.

This report contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward looking-statements. These are good faith

statements based on current plans, estimates and projections and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. These risks and uncertainties include crude oil price volatility; production, equipment, and transportation risks inherent in the oil industry; environmental regulations in Mexico; actions of the Mexican government with respect to our operations, budget, taxation, commercial activities, control of hydrocarbon reserves, or debt service payments; any limitations on exports resulting from agreements of the Mexican government; and economic, political, and foreign exchange risks affecting Mexico. These risks and uncertainties are more fully detailed in PEMEX most recent Form 20-F filing with the U.S. Securities and Exchange Commission (www.sec.gov) and the PEMEX Prospectus filed with the National Banking and Securities Commission (CNBV) and available through the Mexican Stock Exchange (wwww.bmv.com.mx). These factors could cause actual results to differ materially from those contained in any forward-looking statement.

The U.S. Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document, such as total reserves, probable reserves and possible reserves, that the SEC's guidelines strictly prohibit us from including in filings with the SEC. Investors are urged to consider closely the disclosure in our Form 20-F, "File No. 0-99", available from us at www.pemex.com *or Marina Nacional 329 Floor 38 Col. Huasteca, Mexico City 11311 or at (52 55) 1944 9700. You can also obtain this Form from the SEC by calling 1-800-SEC-0330.*

EBITDA, free cash-flow and discretionary cash-flow are non-GAAP measures, which are calculated as described above. They are presented because PEMEX believes that they are widely accepted financial indicator of its ability to service or incur debt. EBITDA, free cash-flow and discretionary cash-flow should not be considered as indicators of financial performance, as an alternative to cash flow, as a measure of liquidity, or as being comparable to similarly named measures of other companies.

The total debt calculation includes, in addition to documented debt, the items that are usually considered as debt by the financial markets.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION (1)

ANNEX 2

CONSOLIDATED

Final printing

COMPLEMENTARY NOTES TO THE FINANCIAL INFORMATION

(Figures in thousands of pesos with the acquisition power of September 30, 2004 and in thousands of dollars)

1. Basis of presentation

The consolidated financial statement of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies ("PEMEX"), as of September 30, 2004 and 2003 and for the nine month periods ended on these dates are not audited. In the Management opinion, all adjustments (mainly consisting in recurrent adjustments) that are necessary for a fair presentation of the consolidated financial statements have been included. The interim results of the periods are not necessarily an indicative of the whole year.

For the purposes of these non audited interim consolidated financial statements, certain information and revelations that are usually included in the financial statements prepared under Mexican Generally Accepted Accounting Principles, have been condensated or omitted. These non-audited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and their notes, as of December 31, 2003 and 2002.

2. Significant accounting policies

The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in Mexico, ("Mexican GAAP") as issued by the Instituto Mexicano de Contadores Públicos (Mexican Institute of Public Accountants or "MIPA"). Until 2002, the recognition of inflation was taken in accordance with the Financial Reporting Standard ("NIF") 06-BIS "A" Section A, as

issued by the Ministry of Finance and Public Credit ("SHCP") and by the General Comptroller's Office ("SFP"). In January 2003, the SHCP authorized PEMEX, that beginning in 2003, it could recognize the inflation effects in accordance with NIF-06 BIS "A" Section C, which forced PEMEX to adopt the Bulletin B-10, "Recognition of the inflation effects on the financial information" ("Bulletin B-10") at the end of the year. In fulfillment of the aforementioned rules, as of September, 2003, the financial statements are submitted under the same basis that in 2004.

Since 2004, PEMEX has changed the accounting policies for registrying operations related to the exploration and wells drilling activities, instead of applying through the exploration and depletion reserve. Since January 1st, 2004, the dispositions of Bulletin C-15 "Impairment of fixed assets of long life and their duration", went into effect, as issued by MIPA.. As of September 30, 2004, PEMEX had recognized impairment in its fixed assets.

3. Accounts, notes receivable and other

As of September 30, 2004 and 2003 the accounts, notes and other are as follows:

	2004	2003
Trade-domestic	$ 30,285,140	$ 29,468,611
Trade-foreign	13,817,320	8,659,782
Pemex Finance, Ltd	8,261,042	8,388,901
Mexican Government, advance payments on minimum guaranteed dividends	7,798,349	7,930,387
Other accounts receivable	23,008,939	15,520,387
Less:allowance for doubtful accounts	(1,898,237)	(2,250,968)
	$ 81,272,553	$ 67,717,472

4. Inventories

As of September 30, 2004 and 2003 inventories are as follows:

	2004	2003
Crude oil, refined products, derivatives and petrochemical products	$ 32,443,856	$ 22,786,346
Materials and supplies in stock	3,709,072	3,855,608
Materials and products in transit	1,726,995	1,745,250
Less:		
Allowance for slow-moving inventory and obsolescence reserve	(1,676,937)	(1,806,860)
	$ 36,202,986	$ 26,580,344

5. Properties and equipment

As of September 30, 2004 and 2003 the balances of this concept, net of accumulated depreciation and amortization, are as follows:

	2004	2003
Land	$ 37,459,218	$ 39,610,841
Buildings	14,085,362	15,571,195
Wells and field assets	97,219,149	108,095,878
Plants, furniture and equipment	245,687,017	238,493,259
Offshore platforms	53,993,864	34,836,849
	$448,444,610	$436,608,022
Fixed assets pending disposition	$ 1,727,476	$ 84,974
Construction spares	133,148	160,236
Construction in progress	113,217,267	123,294,508
	$ 563,522,501	$560,147,740

The depreciation of fixed assets and amortization of wells at the end of September 30, 2004 and 2003, recognized in cost and operating expenses, was Ps. 31,262,999 and Ps. 31,319,147, respectively. The accumulated depreciation and amortization as of September 30, 2004 and 2003 was Ps. 498,93,268 and Ps. 470,745,677, respectively.

6. Long-term debt

During the first nine months of 2004, the following financing operations were performed:

Petróleos Mexicanos obtained U.S. $78,100 from guaranty lines by export credit agencies. During the same period, Master Trust obtained U.S. $569,300 from guaranty lines by export credit agencies, to finance PIDIREGAS projects.

Master Trust obtained U.S. $25,000 in bank credits for PIDIREGAS projects.

On June15, 2004, the Master Trust issued U.S. $1,500,000 of Floating Rate Notes, guaranteed by Petróleos Mexicanos due in 2010.

On August 5, 2004, the Master Trust issued €850,000 Notes at a Fixed Rate of 6.375%, guaranteed by Petróleos Mexicanos due in 2016.

On September 28, 2004, the Master Trust issued perpetual bonds for U.S. $1,750,000, bearing a Fixed Rate of 7.75%, guaranteed by Petróleos Mexicanos and Pemex has the option to amortize them starting on their fifth anniversary.

Additionally, in January 30, 2004, Petróleos Mexicanos, through the trustee F/163, made the second issue of Ps. 11,500 million under its long-term notes program of Ps. 20,000 million, approved by the Banking and Securities National Commission. The issue was reopened by the first issue and was made in three tranches too: the first is for Ps. 4,000 million, bears interest at variable rate and is due in 2007; the second tranch is for Ps. 5,000 million, bears interest at variable rate and is due in 2009 and the third tranch is for Ps. 2,500 million, bears interest at fixed rate of 8.38% and is due in 2010.

On March 26, 2004, Petróleos Mexicanos, through to the trustee F/163 of its program, approved by the Banking and Securities National Commission made a third issue of Ps. 14,672 million: the issue was a reopening of the first issue and was made in three tranches too: the first tranch is for the amount of Ps. 6,000 million bears interest at variable rate and is due in 2007; the second tranch is for Ps. 6,000 million, bears interest at variable rate and is due in 2009 and the third tranch is for Ps. 2,672 million, bears interest at fixed rate of 8.38% and is due in 2010.

On March 30, 2004, Petróleos Mexicanos, through the trustee F/163, obtained from Serfin, S.A. bank, a credit in pesos for the amount of Ps.4,000 million, that bears interest at variable rate plus 0.40% and the principal is due from 2005 to 2009.

On January 26, 2004, RepConLux, S.A., a financial vehicle created in Luxemburgo, issued U.S. $1.37 billion of interchangeable guaranteed bonds due 2011. These bonds are guaranteed by Pemex and are interchangeable for Repsol YPF, S.A. shares or for cash equivalent with issuer's option.

7. Comprehensive gain (loss)

The comprehensive gain (loss) for the periods ended September 30, 2004 and 2003, is analyzed as follows:

	2004	2003
Net loss for the year	$ (14,577,617)	$ (16,647,376)
Effect of restatement of the year - Net	1,244,938	7,064,685
Net increase in specific oil-field exploration and depletion reserve		7,770,217
Comprehensive loss for the year	($13,332,679)	$ (1,812,474)

8. Foreign currency position

As of September 30, 2004 and 2003, the consolidated financial statements of PEMEX include monetary assets and liabilities as follows:

32

As at September 30,2004	Amounts in foreign currency (Thousands) Assets	Liabilities	Long (short) position	Exchange rate	Amounts in pesos
U.S. dollars	11,795,825	(34,058,901)	(22,263,077)	11.3884	($253,520,822)
Japanese yen		(179,404,635)	(179,404,635)	0.10341	(18,552,233)
Pounds sterling	304	(451,478)	(451,174)	20.58910	(9,289,257)
Swiss francs	285	(285)	-	9.11869	-
Dutch guilders					
Euros	1,655,067	(4,492,306)	(2,837,239)	14.1398	(40,118,108)
Net-short position before foreign-currency hedging					($321,500,421)

As at September 30,2003					
U.S. dollars	6,137,324	(28,269,913)	(22,132,589)	11.0133	$(243,752,842)
Japanese yen		(188,635,270)	(188,635,270)	0.09868	(18,614,528)
Pounds sterling	7,737	(375,279)	(367,542)	18.27217	(6,715,790)
Swiss francs		(510)	(510)	8.33332	(4,250)
Dutch guilders					
Euros	1,841	(2,602,429)	(2,600,588)	12.80847	(33,309,553)
Net-short position before foreign-currency hedging					($302,396,963)

9. Commitments and Contingencies

a. PEMEX is involved in various lawsuits filed against it by dismissed personnel, which in the event of being resolved in favor of the dismissed personnel, they would result in a charge to operations in the year in which the payment is made. Management does not believe that the ultimate outcome of these events will have a material effect on its financial position or results of operations.

b. PEMEX is subject to the Ley General de Equilibrio Ecológico y Protección al Ambiente (the General Law on Ecology and Protection of the Environment, or the "Environmental Law"). To comply with this law, PEMEX has contracted environmental audits for its larger operating, storage and transportation facilities. To date, audits of refineries, secondary petrocemical plants and certain other facilities have been concluded. Following the completion of such audits, PEMEX signed various agreements with the Procuraduría Federal de Protección al Ambiente (the Federal Attorney of Environmental Protection, or "PROFEPA") to implement environmental remedy and improvement plans. Such plans consider remedy for environmental damages previously caused, as well as related investments for the improvement of equipment, maintenance, labor and materials.

PEMEX has recorded obligations for environmental remediations as of December 31, 2003 of $2,476,860. This liability is included in the "Reserve for sundry creditors and others".

c. PEMEX, through its subsidiaries PMI Comercio Internacional, S.A. de C.V. and PMI Norteamérica, S.A. de C.V., has executed several long-term purchase and sale contracts for Maya crude oil with International Marketing with foreign companies.

d. At December 31, 2003, PEMEX is involved in various civil, tax and administrative lawsuits with a total claim amount of $15,736,143. At December 31, 2003 PEMEX has accrued $1,339,740, related to these contingencies. At September 30, 2004 the estimation of this amount does not change significatively.

e. PEMEX has been sued by a supplier for late and non-payment of billings and other items for a total of U.S. $79,276 (Ps. 902,827). Based on an analysis of the documentation presented by the supplier, PEMEX recognized a liability of U.S. $4,576 (Ps. 52,113). In addition, PEMEX will file suit against the supplier for U.S. $4,949 (Ps. 56,361), for unsatisfactory work. The judge hearing the first claim determined that PEMEX had to pay U.S. $4,000 (Ps. 45,554), plus interest accrued since the date the payment was ceased. PEMEX appealed this decision, and the appeal is pending resolution.

f. PEMEX has a nitrogen supply contract for the pressure maintenance program for the Cantarell field that expires in 2015. At September 30, 2004, the value of the nitrogen to be supplied during the term of the contract is approximately U.S. $19,412,431. In the event of the annulment of the contract for causes attributable to PEMEX, PEMEX would be required to purchase the nitrogen production plant in accordance with said contract.

g. The *Comisión Federal de Competencia* ("Competence Federal Commission") handed down a resolution against PEMEX for presumed monopolistic policies relating to exclusivity clauses for the sale of lubricants, grease, and oil. The resolution established the following measures:

- Amendment of the joint venture agreements, use of trademark license contract, franchise supply contract, as well as documents containing the exclusivity clause;
- Amendment of contracts with franchise service stations to adjust franchise and supply contracts; and
- Report the resolution handed down by the Competence Federal Commission to the legal representatives of service stations.

To date, PEMEX has filed two appeals for constitutional relief from this resolution. One appeal was resolved favorably in the first instance, but it was challenged through

an appeal for review. A ruling thereon has not been handed down yet. Consequently, PEMEX has not accrued any reserve for this claim.

h. At September 30, 2004, PEMEX has entered into contracts with various contractors for an approximate amount of $147,361,216. These contracts are for the development of PIDIREGAS.

i. In the normal course of business, PEMEX is named in a number of lawsuits of various natures. PEMEX evaluates the merit of each claim and assesses the likely outcome, accruing a contingent liability when an unfavorable decision is probable and the amount is reasonably estimable. PEMEX has made the corresponding accruals related to pending lawsuits in accordance with the circumstances described in this note.

j. PEMEX was sued in a lawsuit filed by Conproca, relating to the non-fulfillment of the terms agreed between the parties involved in *Contrato de Obra Pública Financiada* (Financed Public Construction Contract) and the *Contrato de Obra Pública a Precios Unitarios* (Unit Price Public Construction Contract) signed with Conproca and accounted for under PIDIREGAS. The claim is before the International Arbitration Court of the International Chamber of Commerce located in Paris, France, where PEMEX was summoned to court on September 14, 2001.

The lawsuit seeks payment for U.S. $648,000 for the alleged non-fulfillment of obligations under the aforementioned contracts and agreements between Conproca and PEMEX. The amount claimed by Conproca is for additional contract work, indemnities and expenses incurred not refunded by PEMEX. PEMEX filed a counterclaim against Conproca for the non-fulfillment of contracts and agreements in the Cadereyta Project. The amount of the counterclaim is U.S. $919,200, thus PEMEX has not made an accrual for this concept.

10. Business segment information

PEMEX operates in different activities, since it is devoted to the exploration and production of crude oil and natural gas, as well as to the process and distribution of refined and petrochemical products. The principal business segment information without considering the eliminations for the consolidated financial statements effects, is as follows:

	Exploration and Production	Refining	Gas and Basic Petrochemicals	Petrochemicals	Corporate and Subsidiary Companies
As at September 30,2004					
Trade Income					
External Costumers	$ 174,657,373	$ 236,369,936	$ 91,661,148	$ 13,073,208	$ 277,115,890
Intersegments	226,565,681	12,013,265	37,213,474	3,585,568	14,894,719
Operation Gain (Loss)	288,528,290	36,999,210	9,472,722	(6,178,028)	863,148
Net Gain (Loss)	(14,788,035)	(11,528,947)	8,461,049	(7,270,597)	(13,332,183)
Total Assets	657,928,954	257,406,044	96,066,147	34,576,049	951,205,533

As at September 30,2003

Trade Income					
External Costumers	$ 139,194,578	$ 226,419,410	$ 77,749,014	$ 7,860,849	$ 226,421,430
Intersegments	190,298,831	10,327,849	33,068,977	3,655,411	13,946,961
Operation Gain (Loss)	243,060,361	53,024,923	2,262,249	(7,155,085)	211,488
Net Gain (Loss)	12,624,665	(29,707,730)	6,518,052	(7,804,937)	14,557,304
Total Assets	630,132,742	227,224,710	86,071,542	37,192,719	798,128,973

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

RELATION OF SHARES INVESTMENTS

(Thousands of Pesos)

ANNEX 3

CONSOLIDATED

Final printing

COMPANY NAME (1)	MAIN ACTIVITIES	No. OF SHARES	PERCENTAGE OWNERSHIP (2)	TOTAL AMOUNT (Thousands of Pesos) ACQUISITION COST	TOTAL AMOUNT (Thousands of Pesos) CURRENT VALUE (3)
SUBSIDIARIES					
Integrated Trade System Inc.	Technical and Computing Services	8,860	100.00	34,920	148,623
Kot Insurance Company, Ltd.	Reinsurance	7,000,000	100.00	22,676	1,275,149
P.M.I. Comercio Internacional, S.A de C.V	International trader of crude oil	2,214,241	98.33	22,142	273,641
P.M.I. Holdings B.V.	Holding	40	100.00	79	-619,763
P.M.I. Holdings N.V.	Holding	6,200	100.00	7,956	1,176,849
P.M.I. Trading Ltd.	International trader of refined products	4,900	48.51	587	1,276,189
P.M.I. Marine Ltd.	Trader of crude oil	230,275	100.00	17,509	66,918
Mex-Gas Internacional, Ltd.	Trader of gas	1,000	100.00	28,217	439,216
OTHER SUBSIDIARIES (4) (N° SUBS)					
Total Investments in Subsidiaries				134,086	4,036,822
AFFILIATES					
Repsol YPF	Oil & gas company	58,679,799	4.94	0	14,648,457
Deer Park Refining Limited	Refining company	1	0.00	0	5,756,009
Mexicana de Lubricantes, S.A. de C.V. (Mexlub).	Lubricants trader	17,879,561	46.80	178,796	138,247
Gasoductos de Chihuahua, S. de R.L. de C.V	Gas transportation	393,049,321	50.00	393,579	765,986
I.I.I., S.A	Assets Holding	62,165,678	100.00	62,167	881,714
Cia. Mexicana de Exploraciones, S.A. de C.V	Onshore and offshore exploring	25,333,847	60.00	8,152	85,779
Pan American Suphur Company, Ltd.	Sulphuric liquid storage and distribution	1,498	99.87	5,271	10,121
Pasco Terminals	Sulphuric liquid storage and distribution	1,000	100.00	47,325	19,171
Other Investments		1	0.00	0	189,091
Total Investments in Affiliates				695,290	22,494,575
OTHER PERMANENT INVESTMENTS					1,561,292
T O T A L					28,092,689

OBSERVATIONS:

UNDER THE COLUMN OF NUMBER OF SHARES, NUMBER 1 WAS WRITTEN DOWN FOR VALIDATING PURPOSES, SINCE THERE ARE NO SHARES IN SUCH COMPANIES.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos		Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) Time Interval						Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) Time Interval					
			Up to One Year	More than a Year	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
BANK LOANS (3)																
FOREIGN TRADE																
BANCA SERFIN S.A. (6) (11)	30/03/2009	8.03	888,889	3,111,111	0	0	0	0	0	0	0	0	0	0	0	0
BANCO BILBAO VIZCAYA-MEXICO,S.A.(BBV) (6) (11)	26/09/2005	8.03	2,500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO MERCANTIL DEL NORTE,S.A.GRUPO FIN. BANORTE (6) (11)	07/04/2008	8.03	0	500,000	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (6) (11)	18/09/2008	8.03	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D,F. (6) (11)	18/12/2008	8.03	555,556	1,944,444	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D,F. (6) (11)	23/12/2008	8.03	0	4,945,000	0	0	0	0	0	0	0	0	0	0	0	0
BBVA BANCOMER,S.A. SUCURSAL MEXICO D,F. (6) (7)	23/12/2008	8.39	0	2,055,000	0	0	0	0	0	0	0	0	0	0	0	0
GRUPO FINANCIERO SCOTIABANK INVERLAT (6) (11)	28/07/2006	8.03	0	1,000,000	0	0	0	0	0	0	0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (6) (11)	21/10/2004	8.03	2,250,000	0	0	0	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (8)	15/08/2005	2.46	0	0	0	1,138,840	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (8)	18/08/2005	2.46	0	0	0	2,277,680	0	0	0	0	0	0	0	0	0	0
BANCO NACIONAL DE COMERCIO EXTERIOR SNC (1) (7)	30/06/2018	5.44	0	0	113,884	113,884	341,652	227,768	227,768	2,163,796	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8)	24/11/2006	2.94	0	0	0	0	1,423,550	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8)	30/11/2006	2.94	0	0	0	0	1,423,550	0	0	0	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8)	19/09/2013	2.46	0	0	0	113,884	113,884	113,884	113,884	569,420	0	0	0	0	0	0
BANCO SANTANDER MEXICANO,S.A. (1) (8)	15/10/2004	2.46	0	0	2,847,100	0	0	0	0	0	0	0	0	0	0	0
BANOBRAS (1) (8)	16/11/2008	3.03	0	0	47,664	71,715	119,525	0	0	0	0	0	0	0	0	0
BANOBRAS (1) (8)	16/11/2006	4.40	0	0	768	1,152	1,920	0	0	0	0	0	0	0	0	0
BANOBRAS (1) (8)	28/12/2006	3.03	0	0	144,431	216,534	360,890	0	0	0	0	0	0	0	0	0
BANCA SERFIN S.A. (1) (8)	28/04/2008	2.94	0	0	0	1,138,840	1,138,840	1,138,840	1,138,840	0	0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (1) (7)	29/12/2008	5.58	0	0	0	0	0	0	1,138,840	0	0	0	0	0	0	0
NACIONAL FINANCIERA,S.N.C. (3) (7)	15/12/2009	4.20	0	0	124,368	124,368	373,105	248,737	248,737	248,737	0	0	0	0	0	0
BANK OF AMERICA (1) (8)	23/12/2006	3.03	0	0	0	0	0	0	0	0	110,485	166,958	278,263	0	0	0
BANK OF AMERICA (1) (8)	26/12/2006	3.03	0	0	0	0	0	0	0	0	100,930	151,317	252,195	0	0	0
BANK OF AMERICA (1) (8)	23/12/2006	4.40	0	0	0	0	0	0	0	0	1,458	2,192	3,654	0	0	0
BANK OF AMERICA (2) (8)	23/12/2006	2.97	0	0	0	0	0	0	0	0	2,953	4,428	7,380	0	0	0
BANK OF AMERICA (2) (8)	23/12/2006	3.00	0	0	0	0	0	0	0	0	292	443	738	0	0	0
BANK OF AMERICA (4) (8)	23/12/2006	1.31	0	0	0	0	0	0	0	0	520	780	1,300	0	0	0
CITIBANK N.A. (1) (8)	27/12/2005	2.46	0	0	0	0	0	0	0	0	1,898,067	0	1,898,067	5,694,200	0	0
CITIBANK N.A. (1) (8)	23/12/2008	2.48	0	0	0	0	0	0	0	0	0	0	14,947,275	0	0	0
CITIBANK N.A. (1) (8)	21/12/2004	3.03	0	0	0	0	0	0	0	0	4,413,005	0	0	0	0	0
DERIVACION DE FONDOS (1) (8)	21/03/2005	3.03	0	0	0	0	0	0	0	0	360,734	349,602	0	0	0	0
DERIVACION DE FONDOS (1) (8)	26/10/2006	3.03	0	0	0	0	0	0	0	0	198,465	298,898	498,163	0	0	0
DERIVACION DE FONDOS (1) (8)	16/11/2006	3.03	0	0	0	0	0	0	0	0	196,536	295,949	493,248	0	0	0
DERIVACION DE FONDOS (2) (8)	16/11/2006	2.97	0	0	0	0	0	0	0	0	229	343	571	0	0	0
DERIVACION DE FONDOS (2) (8)	21/03/2005	2.97	0	0	0	0	0	0	0	0	2,612	2,612	0	0	0	0
DERIVACION DE FONDOS (2) (8)	25/10/2006	2.97	0	0	0	0	0	0	0	0	3,352	5,062	8,437	0	0	0
J.P. MORGAN CHASE (1) (8)	13/10/2004	2.46	0	0	0	0	0	0	0	0	1,992,970	0	0	0	0	0
J.P. MORGAN CHASE (1) (8)	13/10/2005	2.46	0	0	0	0	0	0	0	0	0	0	2,847,100	0	0	0
BANCO SANTANDER CENTRAL HISPANO (1) (8)	20/03/2007	2.46	0	0	0	0	0	0	0	0	0	683,304	683,304	683,304	0	0
WESTLB AG,LONDON BRANCH (1) (8)	24/08/2005	2.46	0	0	0	0	0	0	0	0	0	113,884	0	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	22/05/2006	2.46	0	0	0	0	0	0	0	0	0	0	113,884	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	19/08/2006	2.46	0	0	0	0	0	0	0	0	0	0	170,826	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	11/12/2006	2.46	0	0	0	0	0	0	0	0	0	0	170,826	0	0	0
WESTLB AG,LONDON BRANCH (1) (8)	17/05/2007	2.46	0	0	0	0	0	0	0	0	0	0	0	170,826	0	0
NYNEX CREDIT COMPANY (1) (7)	15/09/2009	8.11	0	0	0	0	0	0	0	0	0	50,219	25,109	25,109	25,109	25,250
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	30/07/2010	7.61	0	0	0	0	0	0	0	0	0	53,127	39,845	36,525	36,525	66,409
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	30/07/2011	7.61	0	0	0	0	0	0	0	0	0	20,874	33,670	46,466	56,119	324,466
GENERAL ELECTRIC CAPITAL CORPORATION (1) (7)	07/02/2012	7.81	0	0	0	0	0	0	0	0	0	34,807	52,211	149,842	127,626	523,094
GENERAL FOODS CREDIT INVESTORS (1) (7)	30/05/2009	8.11	0	0	0	0	0	0	0	0	0	67,583	148,732	175,397	160,189	39,540
INTEREST PAYABLE			9,968	0	97,750	0	0	0	0	0	256,529	0	0	0	0	0

38

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos: Up to One Year	Denominated in Pesos: More than a Year	Foreign Currency with National Institutions (Thousands of Pesos), Time Interval: Current Year	National: Up to 1 Year	National: Up to 2 Years	National: Up to 3 Years	National: Up to 4 Years	National: Up to 5 Years or More	Foreign Currency with Foreign Institutions (Thousands of Pesos), Time Interval: Current Year	Foreign: Up to 1 Year	Foreign: Up to 2 Years	Foreign: Up to 3 Years	Foreign: Up to 4 Years	Foreign: Up to 5 Years or more
CONPROCA, S.A. DE CV (1) (7)	15/06/2010	8.40	0	0	0	0	0	0	0	0	842,463	1,344,422	2,394,443	2,113,226	2,294,467	3,815,890
INTEREST PAYABLE CONPROCA			0	0	0	0	0	0	0	0	328,590	0	0	0	0	0
FSO INC. (1) (7)	30/09/2008	15.00	0	0	0	0	0	0	0	0	29,126	84,386	273,624	284,951	228,677	0
MINATITLAN			0	0	0	0	391,456	0	0	0	0	0	0	0	0	0
PEMEX FINANCE (1) (7)	15/11/2018	8.74	0	0	0	0	0	0	0	0	0	0	9,651,846	5,820,005	5,721,545	13,435,163
PEMEX FINANCE (1) (8)	07/04/2014	4.94	0	0	0	0	0	0	0	0	0	0	0	0	0	2,114,021
GUARANTEED BANK LOANS																
NACIONAL FINANCIERA,S.N.C. (3) (7)	20/11/2015	2.90	0	0	168,648	168,648	499,945	333,297	333,297	2,333,078	0	0	0	0	0	0
EKSPORTFINANS ASA (1) (7)	30/06/2013	5.21	0	0	0	0	0	0	0	0	74,251	190,548	391,704	287,860	207,739	325,193
ABN AMRO BANK,N.V. (1) (8)	15/12/2013	2.46	0	0	0	0	0	0	0	0	582,145	1,331,659	2,624,290	1,977,975	1,977,975	5,907,106
ABN AMRO BANK,N.V. (1) (7)	29/03/2014	5.25	0	0	0	0	0	0	0	0	0	162,861	162,881	162,861	162,861	895,733
BANCO SANTANDER CENTRAL HISPANO (1) (8)	27/09/2009	2.10	0	0	0	0	0	0	0	0	12,583	297,483	265,974	189,865	84,747	44,206
BARCLAYS BANK,P.L.C. (1) (8)	20/03/2014	2.46	0	0	0	0	0	0	0	0	279,665	388,493	1,056,929	722,711	722,711	2,856,576
BNP PARIBAS (1) (8)	15/03/2014	2.46	0	0	0	0	0	0	0	0	0	455,536	455,536	455,536	455,536	2,505,448
DRESDNER BANK AG (1) (8)	01/06/2012	2.46	0	0	0	0	0	0	0	0	136,197	136,197	408,591	272,394	272,394	934,172
EXPORT DEVELOPMENT CANADA (1) (8)	28/07/2013	2.46	0	0	0	0	0	0	0	0	135,865	263,084	521,679	384,434	370,595	1,120,131
EXPORT DEVELOPMENT CANADA (1) (7)	15/05/2006	5.69	0	0	0	0	0	0	0	0	6,839	6,839	11,540	0	0	0
HSBC INVESTMENT BANK,PLC (1) (7)	27/09/2011	7.61	0	0	0	0	0	0	0	0	21,349	72,966	115,665	91,574	75,537	174,560
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (8)	31/12/2012	2.46	0	0	0	0	0	0	0	0	89,164	147,354	325,682	236,518	236,518	803,929
KREDITANSTALT FUR WIEDERAUFB (KFW) (1) (7)	15/12/2006	7.11	0	0	0	0	0	0	0	0	12,447	13,799	31,623	0	0	0
MEDIOCREDITO CENTRALE S.P.A. (1) (8)	30/04/2012	2.46	0	0	0	0	0	0	0	0	26,948	26,948	80,844	53,896	53,896	188,637
HSBC INVESTMENT BANK, PLC (1) (8)	06/10/2014	2.46	0	0	0	0	0	0	0	0	24,506	24,506	99,172	77,578	77,578	322,778
HSBC INVESTMENT BANK, PLC (1) (7)	29/10/2007	5.25	0	0	0	0	0	0	0	0	22,005	62,936	69,151	24,056	0	0
NATEXIS BANQUE (2) (7)	30/06/2016	2.00	0	0	0	0	0	0	0	0	374	374	1,123	748	748	4,189
SOCIETE GENERALE (1) (8)	02/01/2010	2.46	0	0	0	0	0	0	0	0	65,578	596,115	609,711	352,818	226,070	81,943
STANDARD CHARTERED BANK (1) (8)	25/01/2014	2.46	0	0	0	0	0	0	0	0	113,884	113,884	495,627	381,743	381,743	1,885,827
J.P. MORGAN CHASE (1) (8)	07/03/2012	2.46	0	0	0	0	0	0	0	0	0	70,442	70,442	70,442	70,442	225,447
DEUTSCHE BANK (1) (8)	15/12/2013	2.46	0	0	0	0	0	0	0	0	10,942	16,080	37,964	27,022	27,022	117,129
TORONTO DOMINION BANK (1) (8)	18/10/2009	2.78	0	0	0	0	0	0	0	0	34,276	52,911	158,733	105,822	103,810	69,534
THE BANK OF TOKYO,MITSUBISHI,LTD. (1) (8)	14/03/2013	2.46	0	0	0	0	0	0	0	0	0	506,151	506,151	506,151	506,151	2,277,680
JAPAN BANK FOR INTERNATIONAL COOPERATION (3) (7)	06/07/2011	2.90	0	0	0	0	0	0	0	0	33,723	33,723	101,169	67,446	67,446	168,589
THE EXPORT-IMPORT BANK OF KOREA (1) (7)	01/08/2012	6.64	0	0	0	0	0	0	0	0	113,884	113,884	341,652	227,768	227,768	797,168
MIZUHO CORPORATE BANK, LTD (1) (8)	06/07/2006	2.46	0	0	0	0	0	0	0	0	27,469	27,469	54,778	0	0	0
MIZUHO CORPARATE BANK, LTD (3) (7)	20/05/2010	2.68	0	0	0	0	0	0	0	0	722,174	722,174	2,166,521	1,444,347	1,444,347	2,166,216
INTEREST PAYABLE			0	0	40,503	0	0	0	0	0	329,487	0	0	0	0	0
TOTAL BANK LOANS			6,204,413	14,555,555	3,583,116	5,383,545	6,188,317	2,082,526	3,201,366	5,315,031	13,815,051	9,585,586	46,359,823	23,321,416	18,403,888	44,116,044
STOCK EXCHANGE (3)																
LISTED AT THE STOCK EXCHANGE																
GUARANTEED																
DEUTSCHE BANK (1) (8)	07/01/2005	3.08	0	0	0	0	0	0	0	0	0	5,694,200	0	0	0	0
DEUTSCHE BANK (3) (7)	05/12/2023	3.50	0	0	0	0	0	0	0	0	0	0	0	0	0	3,102,300
DEUTSCHE BANK (1) (7)	15/11/2011	8.00	0	0	0	0	0	0	0	0	0	0	0	0	0	8,541,300
DEUTSCHE BANK (1) (7)	01/02/2005	6.50	0	0	0	0	0	0	0	0	0	6,833,040	0	0	0	0
DEUTSCHE BANK (1) (7)	15/12/2014	7.38	0	0	0	0	0	0	0	0	0	0	0	0	0	19,929,700
DEUTSCHE BANK (1) (7)	15/09/2006	9.50	0	0	0	0	0	0	0	0	0	0	5,694,200	0	0	0
DEUTSCHE BANK (1) (7)	02/01/2022	8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	11,388,400
DEUTSCHE BANK (5) (7)	18/12/2013	7.50	0	0	0	0	0	0	0	0	0	0	0	0	0	8,335,635
DEUTSCHE BANK (2) (7)	02/08/2007	7.75	0	0	0	0	0	0	0	0	0	0	0	7,069,920	0	0
DEUTSCHE BANK (1) (7)	01/02/2009	7.88	0	0	0	0	0	0	0	0	0	0	0	0	0	11,388,400
DEUTSCHE BANK (1) (7)	15/08/2008	6.13	0	0	0	0	0	0	0	0	0	0	0	0	8,541,300	0

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CREDIT BREAK DOWN

(Thousands of Pesos)

ANNEX 5

CONSOLIDATED

Final printing

CREDIT TYPE/INSTITUTION	Amortization Date	Interest Rate	Denominated in Pesos: Up to One Year	Denominated in Pesos: More than a Year	Amortization of Credits in Foreign Currency with National Institutions (Thousands of Pesos) – Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or More	Amortization of Credits in Foreign Currency with Foreign Institutions (Thousands of Pesos) – Time Interval: Current Year	Up to 1 Year	Up to 2 Years	Up to 3 Years	Up to 4 Years	Up to 5 Years or more
DEUTSCHE BANK (1) (7)	30/03/2005	8.38	0	0	0	0	0	0	0	0	0	3,985,940	0	0	0	0
DEUTSCHE BANK (1) (7)	15/02/2008	8.50	0	0	0	0	0	0	0	0	0	0	0	0	11,388,400	0
DEUTSCHE BANK (1) (7)	01/12/2023	8.63	0	0	0	0	0	0	0	0	0	0	0	0	0	2,847,100
DEUTSCHE BANK (1) (7)	15/09/2007	8.85	0	0	0	0	0	0	0	0	0	0	0	6,833,040	0	0
DEUTSCHE BANK (1) (7)	15/09/2007	9.50	0	0	0	0	0	0	0	0	0	0	0	0	0	4,555,360
DEUTSCHE BANK (2) (9)	04/03/2008	9.10	0	0	0	0	0	0	0	0	0	0	0	0	1,460,517	0
DEUTSCHE BANK (1) (7)	13/10/2010	9.13	0	0	0	0	0	0	0	0	0	0	0	0	0	11,388,400
DEUTSCHE BANK (1) (7)	30/03/2018	9.25	0	0	0	0	0	0	0	0	0	0	0	0	0	3,985,940
DEUTSCHE BANK (1) (7)	02/12/2008	9.38	0	0	0	0	0	0	0	0	0	0	0	0	6,812,996	0
DEUTSCHE BANK (1) (7)	28/09/2009	7.75	0	0	0	0	0	0	0	0	0	0	0	0	0	19,929,700
J.P. MORGAN CHASE (1) (8)	15/10/2009	3.40	0	0	0	0	0	0	0	0	0	0	0	0	0	5,694,200
J.P. MORGAN CHASE (1) (8)	15/06/2010	2.82	0	0	0	0	0	0	0	0	0	0	0	0	0	17,082,600
J.P. MORGAN CHASE (2) (7)	05/08/2013	6.25	0	0	0	0	0	0	0	0	0	0	0	0	0	7,069,920
J.P. MORGAN CHASE (2) (7)	08/05/2016	6.38	0	0	0	0	0	0	0	0	0	0	0	0	0	12,018,864
J.P. MORGAN CHASE (2) (7)	05/04/2010	6.63	0	0	0	0	0	0	0	0	0	0	0	0	0	10,604,880
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	18/10/2007	7.93	0	13,000,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (12)	08/10/2009	6.73	0	13,500,000	0	0	0	0	0	0	0	0	0	0	0	0
SCOTIA INVERLAT CASA DE BOLSA,S.A. DE C.V. (6) (7)	14/10/2010	8.38	0	6,172,000	0	0	0	0	0	0	0	0	0	0	0	0
LLOYDS TSB (5) (7)	31/03/2006	14.50	0	0	0	0	0	0	0	0	0	0	1,029,454	0	0	0
CITIBANK N.A. (1) (7)	06/01/2007	9.00	0	0	0	0	0	0	0	0	0	0	0	2,847,100	0	0
CITIBANK N.A. (2) (7)	13/08/2007	7.38	0	0	0	0	0	0	0	0	0	0	0	5,476,963	0	0
ABN AMRO BANK (MEXICO) S.A. (6) (10)	07/10/2004	7.55	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ABN AMRO BANK (MEXICO) S.A. (6) (10)	14/10/2004	7.55	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
ABN AMRO BANK (MEXICO) S.A. (6) (10)	28/10/2004	7.55	500,000	0	0	0	0	0	0	0	0	0	0	0	0	0
INTEREST PAYABLE			765,085	0	0	0	0	0	0	0	3,131,152	0	0	0	0	0
PRIVATE PLACEMENTS																
GUARANTEED																
REPCON LUX	26/01/2011	4.50	0	0	0	0	0	0	0	0	0	0	0	0	0	15,644,678
INTEREST PAYABLE REPCON LUX			0	0	0	0	0	0	0	0	268,166	0	0	0	0	0
INSERTA RENGLON																
TOTAL STOCK EXCHANGE AND PRIVATE PLACEMENTS			2,265,085	32,672,000	0	0	0	0	0	0	3,399,318	16,513,180	6,723,654	22,227,023	28,203,213	173,407,377
SUPPLIERS																0
SUPPLIERS																
OTHER SUPPLIERS			23,962,928	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL SUPPLIERS			23,962,928	0	0	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS																0
OTHERS			14,017,792	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL OTHER CURRENT LIABILITIES AND OTHER CREDITS			14,017,792	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL			48,450,218	47,227,555	3,583,116	5,383,545	6,188,317	2,082,526	3,201,366	5,315,031	17,014,369	28,078,766	53,083,477	45,548,439	44,607,101	217,523,421

NOTES:

CURRENCIES	*ACCOUNTING EXCHANGE RATES*
(1) Dollars	11.3884
(2) Euros	14.13984
(3) Japanese Yens	0.10341
(4) Swiss Francs	9.11869
(5) Sterling Pounds	20.58909
(6) Pesos	1.0000

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE

(Thousands of Pesos)

ANNEX 6

CONSOLIDATED

Final printing

TRADE BALANCE	DOLLARS		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
FOREIGN CURRENCY POSITION					
TOTAL ASSETS	**11,795,825**	**134,335,573**	**2,055,710**	**23,411,247**	**157,746,820**
LIABILITIES POSITION	**34,058,901**	**387,876,388**	**8,023,151**	**91,370,852**	**479,247,240**
SHORT TERM LIABILITIES POSITION	5,301,478	60,375,352	1,609,131	18,325,427	78,700,779
LONG TERM LIABILITIES POSITION	28,757,423	327,501,036	6,414,020	73,045,425	400,546,461
NET BALANCE	**-22,263,076**	**-253,540,815**	**-5,967,441**	**-67,959,605**	**-321,500,420**

(1) FOREIGN CURRENCY AND EXCHANGE RATE SHOULD BE DISCLOSED IN THE OBSERVATIONS SECTION

OBSERVATIONS

American Dollars	11.3884
Japanese Yens	0.10341
Sterling Pounds	20.58909
Swiss Francs	9.11869
Euros	14.13984

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION

(Thousands of Pesos)

ANNEX 7

CONSOLIDATED

Final printing

NOT APPLICABLE

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY EFFECT
JANUARY	0	0	0	0	0
FEBRUARY	0	0	0	0	0
MARCH	0	0	0	0	
APRIL	0	0	0	0	0
MAY	0	0	0	0	0
JUNE	0	0	0	0	0
JULY	0	0	0	0	0
AUGUST	0	0	0	0	0
SEPTEMBER	0	0	0	0	11,945,821
OCTOBER	0	0	0	0	0
NOVEMBER	0	0	0	0	0
DECEMBER	0	0	0	0	0
ACTUALIZATION :	0	0	0	0	0
CAPITALIZATION :	0	0	0	0	0
FOREIGN CORP. :	0	0	0	0	0
OTHERS	0	0	0	0	0
TOTAL					**11,945,821**

OBSERVATIONS

PETROLEOS MEXICANOS AND ITS SUBSIDIARY ENTITIES INCLUDED THE RESULTS ACCORDING TO MONETARY POSITION THROUGH THE CONSOLIDATION PROCESS OF THE CORPORATE FINANCIAL STATEMENTS, OF ITS SUBSIDIARY ENTITIES AND SUBSIDIARY COMPANIES WITH A QUARTERLY ACCRUED AMOUNT OF 11,945,821. THUS, WE CONSIDER THIS ANNEX AS NON APPLICABLE.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET

ANNEX 8

CONSOLIDATED

Final printing

FINANCIAL LIMITS BASED IN ISSUED DEED AND /OR TITLE
DOES NOT APPLY SINCE THERE ARE NO FINANCIAL LIMITS DERIVED FROM THE FINANCINGS OBTAINED UNDER THIS PROGRAM.
ACTUAL SITUATION OF FINANCIAL LIMITS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

PLANTS, COMMERCIAL FACILITIES OF DISTRIBUTION AND/OR SERVICE

ANNEX 9

CONSOLIDATED

Final printing

FACILITY OR CENTER	ECONOMIC ACTIVITY	INSTALLED CAPACITY (1)	% USED
PEP		0	0
Crude oil production (tbpd)		3,591	95
Gas Production (mmcfpd)		4,685	98
REFINING		0	0
Atmospheric destillation capacity (tbpd)		1,540	86
Cadereyta		275	79
Madero		190	77
Minatitlán		185	95
Salamanca		245	80
Salina Cruz		330	92
Tula		315	93
Storage and Distribution Facilities (tbpd)		13,056	100
GAS AND BASIC PETROCHEMICALS		0	0
Sweetening Gas plant (mmcfpd)		3,366	75
Cactus		1,436	73
Nuevo Pemex		764	87
Ciudad Pemex		952	74
Matapionche		81	74
Poza Rica		97	42
Arenque		34	100
PETROCHEMICALS		0	0
Production Capacity (tt)		9,355	48
Camargo (in desincorporation process)		249	0
Cangrejera		2,399	82
Cosoleacaque		3,725	27
Escolín		252	12
Independencia		215	63
Morelos		1,694	65
Pajaritos		764	29
Tula		57	85
Distribution Facilities		0	0
Petrochemicals (tt) Note 1		234	88

tbpd.- thousand barrels per day
mmcfd.- million cubic feet per day
tb.- thousand barrels
tt.- thousand tons

Note 1.- Percentage used of the Petrochemicals Distribution Facilities is 0, since Camargo is in is in desincorporation process.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED

Final printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBS.	TOTAL PRODUCTION COST %
CRUDE OIL	PEMEX EXPLORATION & PRODUCTION				74.00
WET SWEET GAS	PEMEX EXPLORATION & PRODUCTION				11.00
CONDENSATES	PEMEX EXPLORATION & PRODUCTION				8.00
SOUR WET GAS	PEMEX EXPLORATION & PRODUCTION				73.00

OBSERVATIONS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

DOMESTIC SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		% OF MARKET SHARE	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
REFINED PRODUCTS:							
FUEL OIL	373		336	22,866,864			
DIESEL	327		299	42,306,668	100	Pemex Diesel	Distributors
L.P. GAS	255		323	30,539,476			
MAGNA SIN GASOLINE	423		517	82,879,161	100	Pemex Magna	Distributors
PREMIUM GASOLINE	45		110	19,927,819	100	Pemex Premium	Distributors
JET FUEL	65		58	7,702,497			
OTHER REFINED PRODUCTS	119		63	3,719,484			
PETROCHEMICAL PRODUCTS:							
METHANE DERIVATIVES	1,141		591	1,469,540	78	(a)	(e)
ETHANE DERIVATIVES	1,595		664	5,733,365	51	(b)	(f)
AROMATICS AND DERIVATIVES	872		378	3,147,043	40	©	(g)
PROPYLENE AND DERIVATIVES	89		81	1,963,531	41	(d)	(h)
OTHER PETROCHEMICAL PRODUCTS	4,217		897	744,538			
DRY GAS	3,127		2,757	49,552,320			
IEPS				46,163,768			
EFFECT B-10				4,155,598			
T O T A L				22,871,672			

OBSERVATIONS:

(a) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ammonia and methanol.

(b) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: ethylene, glycols, PEAD, PEBD, ethylene oxide and vinyl chloride.

(c) It includes the contribution made by Pemex Petrochemicalss to the domestic market of the following products: bencene, styrene, toluene, xylenes, paraxylenes and orthoxylenes.

(d) It includes the contribution made by Pemex Petrochemicals to the domestic market of the following products: acrylonitrile.

The volumes are given in thousand barrels per day, except the petrochemical products which are given in thousands of tons and dry gas which is given in millions of cubic feet per day.

(e) UNIVEX, S.A.; AGROGEN, S.A. DE C.V., MASAGRO S.A. DE C.V., INTEGRADORA APRODIFER, S.A. DE C.V., FERTIREY, S.A. DE C.V., AGROINDUSTRIAS DEL BALSAS, S.A. DE C.V.

(f) POLIOLES, S.A. DE C.V.; INDUSTRIAS DERIVADAS DEL ETILENO, S.A.; POLIMEROS DE MEXICO, S.A. DE C.V., POLICYD, S.A. DE C.V., GRUPO PRIMEX, S.A. DE C.V., GRUPO CELANESE, S. A., CLARIANT MEXICO, S.A. DE C.V.

(g) RESIRENE, S.A. DE C.V., PETROCEL, S.A., POLIESTIRENO Y DERIVADOS, S.A. DE C.V., NEGOCIACION ALVI, S.A. DE C.V., COMERCIAL MEXICANA DE PINTURAS, S.A. DE C.V., MEXICANA DE RESINAS, S.A. DE C.V., INDUSTRIAS NEGROMEX, S.A. DE C.V.

(h) CELULOSA Y DERIVADOS, S.A. DE C.V.; GRUPO CELANESE, S.A.; DOW QUIMICA MEXICANA, S.A. DE C.V.; CELANESE MEXICANA, S.A. DE C.V., GE PLASTICS, S.A. DE C.V.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

EXPORT SALES

ANNEX 11

CONSOLIDATED

Final printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SALES			MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINY	TRADEMARKS	COSTUMERS
CRUDE OIL (tbd)			1,838	172,084,518	U.S.A. & CAN	NOT APPLICABLE	SEVERAL
REFINED PRODUCTS			157	16,135,403			
PETROCHEMICAL PRODUCTS			693	1,817,229			
MARGINAL EFFECT				38,841,377			
B-10 EFFECT				2,852,843			
TOTAL				231,731,370			

Tbd - thousand barrels per day
M$ - thousands of pesos
MMcfpd - million cubic feet per day
Tt - thousand tons

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF SHARES

CONSOLIDATED

Final printing

SERIAL	NOMINAL VALUE	VALID COUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			FIXED PORTION	VARIABLE PORTION	MEXICAN	PUBLIC SUBSCRIPTION	FIXED	VARIABLE
NA	0	0	0			0	0	85,326,521
TOTAL			0	0	0	0	0	85,326,521

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION:

SHARES PROPORTION BY:

CPO'S :
UNITS':
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

	SERIAL	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE		AT QUARTER			

OBSERVATIONS

THE VARIABLE CAPITAL STOCK STATED HERE IS NOT REPRESENTED BY SHARES, SINCE PEMEX DOES NOT HAVE SHARES, BUT CERTIFICATES OF CONTRIBUTION OF THE FEDERAL GOVERNMENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 13

CONSOLIDATED

Final printing

DOES NOT APPLY SINCE PEMEX HAS NOT DISCLOSED ANY PROJECT AS AN OUTSTANDING EVENT.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

INFORMATION OF PROJECTS

ANNEX 14

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

CONSOLIDATED

Final printing

BASIS OF TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES

The financial statements of the subsidiaries that are reported in U.S.A. dollars were translated into Mexican pesos in conformity with Mexican Accounting Principles Bulletin B-15, Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations, issued by the MIPA, as follows:

BALANCE SHEET:
All balance sheet amounts, were translated at the prevailing exchange rate at period-end.

STATEMENT OF RESULTS:
The statement of results amounts were translated at the average exchange rate of the end of the reporting period. The resulting difference in the translation of the two Financial Statements, is registered in the Equity as a result of translation.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

ISSUER GENERAL INFORMATION

COMPANY:	PETROLEOS MEXICANOS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	1944 25 00
FAX:	1944 89 00
E-MAIL:	
INTERNET PAGE:	www.pemex.com

ISSUER FISCAL INFORMATION

TAX PAYER FEDERAL ID:	PME 380607P35
FISCAL ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.

PAYMENT RESPONSIBLE

NAME:	ACCOUNTANT MARIA MAGDALENA ROBLES BARCELATA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 42
FAX:	19 44 84 37
E-MAIL:	mrobles@dcf.pemex.com

OFFICERS INFORMATION

POSITION BMV:	CHAIRMAN OF THE BOARD OF DIRECTORS
POSITION:	CHAIRMAN OF THE BOARD OF DIRECTORS
NAME:	LIC. FERNANDO ELIZONDO BARRAGÁN
ADDRESS:	INSURGENTES SUR 890
	COL. DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	50 00 60 31
FAX:	5000 62 22
E-MAIL:	felizondo@energía.gob.mx

POSITION BMV:	DIRECTOR GENERAL
POSITION:	DIRECTOR GENERAL
NAME:	ING. RAUL MUÑOZ LEOS

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 94 19
FAX:	19 44 95 85
E-MAIL:	directorgeneral@pemex.com

POSITION BMV:	CHIEF FINANCIAL OFFICER
POSITION:	CHIEF FINANCIAL OFFICER
NAME:	DR. JUAN JOSÉ SUÁREZ COPPEL
ADDRESS:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 97 79
FAX:	19 44 93 78
E-MAIL:	jjsuarez@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND CORPORATE INFORMATION VIA EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF FINANCIAL LEGAL AFFAIRS
NAME:	LIC. RICARDO FERNÁNDEZ DELGADO
ADDRES:	MARINA NACIONAL 329 COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 92 11
FAX:	19 44 89 00
E-MAIL:	rfernandezd@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND REPURCHASES VIA EMISNET
POSITION:	
NAME:	
ADDRES:	
ZIP:	
CITY:	MEXICO, D.F.
TELEPHONE:	
FAX:	
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF THE LEGAL AREA

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

POSITION:	IN CHARGE OF THE GENERAL COUNSEL OF PETRÓLEOS MEXICANOS
NAME:	LIC. JOSÉ NESTOR GARCÍA REZA
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 96 87
FAX:	19 44 86 81
E-MAIL:	ngarcia@dca.pemex.com

POSITION BMV:	SECRETARY OF THE BOARD OF DIRECTORS
POSITION:	SECRETARY OF THE BOARD OF DIRECTORS
NAME:	LIC. LUIS ALBERTO AMADO CASTRO
ADDRESS:	INSURGENTES SUR 890
	DEL VALLE
ZIP:	3100
CITY:	MEXICO, D.F.
TELEPHONE:	5000 62 31
FAX:	5000 61 41
E-MAIL:	lamado@energia.gob.mx

POSITION BMV:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
POSITION:	TECHNICAL SECRETARY OF THE DIRECTOR GENERAL
NAME:	LIC. RAOUL CAPDEVIELLE OROZCO
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 30
FAX:	19 44 80 81
E-MAIL:	

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION TO INVESTORS
POSITION:	ADVISOR COORDINATOR OF THE CHIEF FINANCIAL OFFICER
NAME:	LIC. ESTEBAN LEVÍN BALCELLS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 80 15
FAX:	19 44 81 47

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

E-MAIL:	elevin@dcf.pemex.com

POSITION BMV:	RESPONSIBLE OF PROVIDING INFORMATION BY EMISNET
POSITION:	ASSOCIATE MANAGING DIRECTOR OF ACCOUNTING
NAME:	C.P. ENRIQUE DÍAZ ESCALANTE
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 91 73
FAX:	19 44 92 93
E-MAIL:	edíaz@dcf.pemex.com

POSITION BMV:	AUTHORIZED TO SEND RELEVANT EVENTS VIA EMISNET
POSITION:	DEPUTY MANAGING DIRECTOR OF INFORMATION AND PRESS RELEASES
NAME:	LIC. MARTHA AVELAR VILLEGAS
ADDRESS:	MARINA NACIONAL 329
	COL. HUASTECA
ZIP:	11311
CITY:	MEXICO, D.F.
TELEPHONE:	19 44 89 59
FAX:	19 44 94 35
E-MAIL:	mavelar@pemex.com

NOTES TO THE FINANCIAL STATEMENTS

CONSOLIDATED
FINAL PRINTING

(1) NOTES CORRESPONDING TO THE AMOUNTS OF THE BASIC FINANCIAL STATEMENTS , AS WELL AS THEIR BREAKDOWN AND OTHER CONCEPTS ARE INCLUDED IN THIS ANNEX.

MEXICAN STOCK EXCHANGE

SIFIC/ICS

STOCK EXCHANGE CODE: PMXCB QUARTER: 3 YEAR: 2004

PETROLEOS MEXICANOS

CONSOLIDATED

Final printing

STATEMENT OF THE COMPANY OFFICERS RESPONSIBLE FOR THE INFORMATION.

THE UNDERSIGNED HEREBY SWEAR, IN THE SCOPE OF OUR FUNCTIONS, THAT WE PREPARED THE FINANCIAL INFORMATION RELATED WITH THE ISSUER'S QUARTER REPORT HEREIN SUPPLIED, WHICH, TO OUR KNOWLEDGE, REASONABLY REFLECTS THE SITUATION OF THE ISSUER. WE ALSO HEREBY SWEAR THAT WE HAVE NO KNOWLEDGE OF ANY RELEVANT INFORMATION WHICH HAS BEEN OMITTED OR FALSELY REPRESENTED IN THIS QUARTER REPORT, OR THAT SUCH REPORT CONTAINS INFORMATION THAT COULD MISLEAD THE INVESTORS.

RICARDO FERNÁNDEZ DELGADO
ASSOCIATE MANAGING DIRECTOR OF
FINANCIAL LEGAL AFFAIRS

ENRIQUE DÍAZ ESCALANTE
ASSOCIATE MANAGING DIRECTOR OF
ACCOUNTING

MEXICO CITY, OCTOBER 28TH, 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos

By: ______________________
Lic. Octavio Ornelas Esquinca
Managing Director of Finance and Treasury

Date: November 12, 2004

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates," "believes," "estimates," "expects," "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.